Exhibit (d)(5)

March 2, 2012

Susan McGrogan

Dear Sue,

In connection with the acquisition (the “Acquisition”) of Transcend Services, Inc. (“Transcend”) by Nuance Communications, Inc. (“Nuance”), together defined as “the Company”, I am very pleased on behalf of Nuance to extend you an offer of continued employment with Transcend following the Acquisition. We are excited about the Acquisition and the opportunity to work with you.

Following the Acquisition, your annual base salary will be $295,000.00, which will be paid in accordance with normal payroll practices and will be subject to the usual, required withholding. Your position with us will be that of Senior Vice President, Transcend Operations, reporting to Janet Dillione, Executive Vice President and General Manager of the Healthcare Division.

In addition to your base salary, you will be eligible to participate in the Nuance Bonus Program on a pro-rated basis within the plan year of the Acquisition close. The Nuance Bonus Program follows the fiscal year schedule, from October 1st through September 30th. Assuming the Acquisition closes within the 2012 calendar year, you will continue to be eligible for your bonus opportunity per the terms of the 2012 Transcend Bonus Program through December 31, 2012, and your pro-rated effective date on the Nuance Bonus Program would be January 1, 2013. Your annual target bonus opportunity at 100% achievement on the Nuance Bonus Program will be up to 40% of your base salary.

Upon acceptance of this offer, we will recommend to the Nuance Board of Directors:

a)	A time based grant of 20,000 Restricted Stock Units (RSUs), one third of which will cliff vest upon each of the first three anniversaries of the Close date, provided you remain an active employee at the time of vesting.

b)	A performance based grant of 15,000 RSUs which will vest, if ever, upon the achievement of certain Board approved financial targets at the end of each fiscal year as follows: 5,000 shares in FY13, 5,000 shares in FY14, and 5,000 shares in FY15. If achievement is not met or you terminate employment before the date of determination of achievement, you will not vest in the installment for the applicable measurement period and that portion of the award will lapse.

c)	A team performance based grant of 5,000 RSUs, 100% of which will vest one year from the Close date, subject to the successful achievement of team performance objectives relating to the integration, and provided you remain an Employee at the time of vesting. Notwithstanding the foregoing, you will still remain eligible to receive the benefit of any achievement level of this grant if your employment is terminated by the Company, or any successor entity, without cause prior to one year following the Close.

d)	A time based grant of RSUs equivalent to $500,000.00 in value on the Close date, 100% of which will vest one year from the Close date, provided you remain an active employee at the time of vesting.

These grants will be formalized within 30 days following the Close date. Details of these grants will be provided to you when they are finalized.

As a full-time employee, you will continue to be eligible for a comprehensive benefits package and paid time off, consistent with the Company’s programs in effect. Nothing shall prohibit the Company from modifying or terminating any of the plans that comprise the benefits package or limit the Company’s discretion regarding the administration of or offering of benefits under any of the discretionary plans in place. We are pleased to confirm that your years of service with Transcend will be treated as years of service under the Company’s benefit plans.

Additionally, you will be eligible for reimbursement of all applicable business related expenses in accordance with the Company’s policy.

Should your employment with the Company, or any successor entity, be involuntarily terminated for any reason other than Cause and provided you execute a standard severance agreement (including a full and final release), you will receive a lump sum severance payment equal to the greater of twelve months base pay or the standard benefits provided by the Nuance Severance Benefit Plan. Additionally, should your employment with the Company, or any successor entity, be involuntarily terminated within twelve (12) months following the Close for any reason other than Cause, one third of the time based RSU grant outlined as grant (a) in this agreement and 100% of the time based RSU grant outlined as grant (d) in this agreement will accelerate and fully vest upon your termination date.

For purposes of this Agreement, “Cause” shall consist of your: (i). act of dishonesty or fraud; (ii). breach of the fiduciary duty or duty of loyalty owed to the Company, or breach of the duty to protect the Company’s confidential and propriety information; (iii). conviction of a felony or a crime involving fraud, embezzlement, dishonesty, misappropriation of funds or any other act of moral turpitude; (iv). gross negligence or misconduct in the performance of his/her duties; (v). breach of this Agreement or written policies of the Company; (vi). engagement in conduct or activities that result or will potentially result in negative publicity or public disrespect, contempt or ridicule of the Company or are detrimental to the business or reputation of the Company; (vii). failure to abide by the lawful directives of the Company; (viii). failure to satisfactorily perform the duties of your position; or (ix). death or absence from work due to disability for a period in excess of one hundred twenty (120) days in any twelve month period, to the extent consistent with the applicable requirements of federal and state disability law. The determination as to what constitutes Cause shall be made in good faith by your manager; provided that you will be given written notice of the basis on which Cause exists for termination of your employment and, to the extent such circumstances can be cured, you will be given at least 30 days to cure such circumstances.

Due to the size of the time based RSU grant outlined as grant (d) in this agreement, please note that a portion of this grant may be considered a “parachute payment” under Section 280G of the Internal Revenue Code. As a result, and in order for you to receive the entirety of this RSU grant, we will require that 280G calculations are completed within thirty (30) days of the date of this letter which will include the value of this RSU grant along with any other payments which you might also be entitled to which could also be considered a parachute payment. Should the 280G calculations determine that a parachute payment problem exists due to the size of the time based RSU grant outlined as grant (d) in this agreement (when combined with your other benefits) then we agree to work with you in good faith to find a reasonable solution to this potential problem before the closing of the Acquisition. Such a solution might include delivering all benefits (including this RSU grant) to you in full (understating you would pay the appropriate excise taxes) or reducing benefits you might be provided to such extent so as to alleviate any parachute payment problems.

Upon effectiveness of this letter agreement as provided below, by accepting this offer and agreeing to the terms of this letter agreement, you acknowledge and agree that (i) any individual employment agreements between you and Transcend (the “Prior Employment Agreement”) are hereby terminated in their entirety, and (ii) with the exception of your continued eligibility under the 2012 Transcend Bonus Program through December 31, 2012, you shall have no rights whatsoever to any benefits pursuant to any Prior Employment Agreements, whether as a result of the merger agreement providing for Nuance’s acquisition of Transcend (the “Merger Agreement”), this offer, your acceptance of this offer, or at anytime in the future. Additionally, you have agreed to enter into this letter agreement simultaneously with the execution and delivery of the Merger Agreement, provided that the parties hereto acknowledge and agree that this letter agreement and Transcend’s Employee Proprietary Information, Inventions and Non-Competition Agreement as referenced below shall be held in escrow by Nuance and shall become automatically effective immediately upon the Close as contemplated by the Merger Agreement. In the event that the Merger Agreement is terminated prior to the Close, (i) the covenants and agreements set forth herein shall be automatically deemed null and void and of no further force and effect without any other necessary actions by the parties, and (ii) any Prior Employment Agreements shall remain in full force and effect without having been amended or otherwise affected by this paragraph or this letter agreement.

Please be advised that the Company is an employment-at-will employer and this offer is not to be construed as an employment contract. This offer is contingent upon your execution of Transcend’s Employee Proprietary Information, Inventions and Non-Competition Agreement, which is provided for your review under separate cover.

If you have any questions regarding our offer, the transition process or benefit programs please contact Erin DeStefano, Director, HR Acquisitions & Integration, at erin.destefano@nuance.com or 781-565-5000. I look forward to our working together and you joining the organization.

Sincerely,

/s/ Dawn Howarth
Dawn Howarth
Senior VP, Human Resources

cc: Employee File

I ACCEPT THE OFFER OF EMPLOYMENT AS STATED ABOVE:

/s/ Susan McGrogan	March 6, 2012
Susan McGrogan	Date of Acceptance